COMMENTS RECEIVED ON JULY 18, 2007

FROM SALLY SAMUELS

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

FundsManager 60% Portfolio

POST-EFFECTIVE AMENDMENT NO. 29

1. "Investment Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff notes that we have not disclosed the risks of investing in underlying funds; specifically the standard disclosure for money market funds.

R: The fund is a fund of funds, and as such, is exposed to the same risks as the underlying funds are by virtue of its investment in them. We believe that these risks are adequately disclosed in the "Investment Summary" section. In addition, we note that given the amount the fund is expected to invest in underlying money market funds, the risks associated with money market funds are not expected to be among the principal investment risks of the fund, and therefore are not disclosed in this section.

2. "Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff questions why there is no Portfolio Holdings disclosure, as required per Item 4(d).

R: We call the Staff's attention to the following disclosure on the back cover of the fund's prospectuses:

"A description of the fund's policies and procedures for disclosing its holdings is available in the fund's SAI and on Fidelity's web sites."

3. "Shareholder Information" (prospectuses)

"Buying and Selling Shares"

C: The Staff requests that we add disclosure relating to the agreement between insurance companies and funds with respect to the steps that will be taken to monitor frequent trading.

R: We believe the current disclosure satisfies Item 6(e)(4) and are not aware of a requirement to disclose the specifics of the agreements in place with intermediaries.

4. "Fund Management" (prospectuses)

C: The Staff believes that required disclosure pursuant to Item 5(a)(1)(i) of Form N-1A is omitted for Strategic Advisers.

R: We call the Staff's attention to the following disclosure, which responds to Item 5(a)(1)(i):

"Strategic Advisers is the fund's investment manager. The address of Strategic Advisers and its affiliates, unless otherwise indicated below, is 82 Devonshire Street, Boston, Massachusetts 02109.

As of December 31, 2006, Strategic Advisers had approximately $127.5 billion in discretionary assets under management.

As the manager, Strategic Advisers administers the asset allocation program for the fund."

5. "Fund Management" (prospectuses)

C: The Staff believes additional disclosure is needed adjacent to the investment advisory language indicating that information relating to the Trustees' approval of investment advisory contracts is available in the fund's next semiannual/annual report including the period of the report.

R: The requested disclosure will be included in the fund's next filing.

6. "Fund Distribution" (prospectus - Service Class and Service Class 2)

"Service Class of the fund has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (1940 Act). Under the plan, Service Class of the fund is authorized to pay FDC a 12b-1 (service) fee as compensation for providing support services that benefit variable product owners. Service Class of the fund may pay this 12b-1 (service) fee at an annual rate of 0.25% of its average net assets, or such lesser amount as the Trustees may determine from time to time. Service Class of the fund currently pays FDC a 12b-1 (service) fee at an annual rate of 0.10% of its average net assets throughout the month. Service Class's 12b-1 (service) fee rate for the fund may be increased only when the Trustees believe that it is in the best interests of variable product owners to do so.

Service Class 2 of the fund has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act. Under the plan, Service Class 2 of the fund is authorized to pay FDC a 12b-1 (service) fee as compensation for providing support services that benefit variable product owners. Service Class 2 of the fund currently pays FDC a 12b-1 (service) fee at an annual rate of 0.25% of its average net assets throughout the month."

C: The Staff notes that the 12b-1 disclosure provided does not comply with Item 7(b)(2).

R: We call the Staff's attention to the following disclosure, which follows the disclosure at issue and which we believe complies with Item 7(b)(2):

"Any fees paid out of each class's assets on an ongoing basis pursuant to the Distribution and Service Plan will increase the cost of a shareholder's investment and may cost a shareholder more than paying other types of sales charges."

7. "Cover Page" (SAIs)

C: The Staff questions why we have not included the statement, as required by Item 9(a)(2)(iii), regarding information that is incorporated by reference into the SAI.

R: Item 9(a)(2)(iii) requires disclosure regarding "[w]hether and from where information is incorporated by reference into the SAI, as permitted by General Instruction D. " General Instruction D provides that a fund "may incorporate by reference into the SAI or its response to Part C, information that Parts B and C require to be included in the Fund's registration statement." Part B would require a fund to include financial statements in its registration statement; however, because the fund has not yet commenced operations, it does not have any financial statements. Because there are no financial statements to incorporate by reference yet, current SAI disclosure states, "An annual report for the fund will be available once the fund has completed its first annual period."

8. "Investment Policies and Limitations" (SAIs)

C: The Staff believes that required disclosure pursuant to Item 11(a) of Form N-1A is omitted.

R: As stated in the "Description of Trust" section, the fund is "an open-end management investment company." In addition, the following disclosure in the "Investment Policies and Limitations" section indicates that the fund is a diversified fund:

"Diversification
The fund may not with respect to 75% of the fund's total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities, or securities of other investment companies) if, as a result, (a) more than 5% of the fund's total assets would be invested in the securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer.

For purposes of the fund's diversification limitation discussed above, the extent to which the fund may invest in the securities of a single issuer or a certain number of issuers is limited by the diversification requirements imposed by Section 817(h) of the Internal Revenue Code, which are in addition to the diversification requirements described in the above limitation."

9. "Investment Policies and Limitations" (SAIs)

"Illiquid Securities

The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.

For purposes of the fund's illiquid securities limitation discussed above, if through a change in values, net assets, or other circumstances, the fund were in a position where more than 10% of its net assets were invested in illiquid securities, it would consider appropriate steps to protect liquidity."

C: The Staff would like us to specify what steps would be taken if the fund were in a position where more than 10% of its net assets were invested in illiquid securities.

R: Disclosure at the beginning of the "Investment Policies and Limitations" section provides, "Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of VIP FundsManager 60% Portfolio's assets that may be invested in any security or other asset . . . such standard or percentage limitation will be determined immediately after and as a result of VIP FundsManager 60% Portfolio's acquisition of such security or other asset. (emphasis added)" The disclosure at issue is meant to indicate that the 10% illiquid securities limit may be reviewed more frequently than at time of purchase. We do not believe additional disclosure is required, particularly since the fund could have adopted a less conservative limit of 15%.

10. "Investment Policies and Limitations" (SAIs)

"Futures, Options, and Swaps"

C: The Staff requests that we add disclosure concerning whether or not there is enough cash or liquid securities set aside to cover any settlement obligations.

R: Per General Instruction C.1.(c), we have not included disclosure regarding the legal and regulatory requirements to which the fund is subject, including any requirement to identify liquid assets to cover the value of these types of transactions. Accordingly, we have not modified our disclosure.

11. "Description of the Trust" (SAIs)

C: The Staff notes that the Trust consists of multiple class funds and requests that we add information on each class of the funds pursuant to Item 17.

R: The disclosure in this section applies to the classes of the fund and the other funds in the trust in the same manner; however, it should be noted that disclosure relating to the different features of each class of the fund may be found elsewhere in the fund's registration statement. Accordingly, we have not modified our disclosure.

12. (Part C)

C: The Staff would like us to add the filing date, within the text descriptions, for all exhibits incorporated by reference.

R: We understand that exhibits incorporated by reference should be clearly identified and include the file number of any previously filed document. As we believe we have complied with these requirements for any exhibits incorporated by reference, we have not gone back to add references to filing date.

13. Indemnification (Part C)

"Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, "disabling conduct"), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement."

C: The Staff notes that we have not included indemnification language. The Staff would like us to add the language pursuant to Rule 484 of the Securities and Exchange Act of 1933 or explain why it is not required.

R: We believe additional disclosure is not necessary. We are not seeking to accelerate the effective date of the registration statement. Rather, we filed the registration statement pursuant to Rule 485(a) on June 5, 2006 and chose an "automatic effectiveness" date of August 19, 2007.

14. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.